EXHIBIT (a)(1)(K)

           Supplement to the Offer to Purchase dated February 20, 2002 relating to

                     All Outstanding Shares of Common Stock

                                       of

                           EUROWEB INTERNATIONAL CORP.

                          at an increased cash price of

                               $2.70 net per share

                                       by

                           EVEREST ACQUISITION CORP.,

                          a wholly owned subsidiary of

                                 PANSOURCE B.V.,

             which is in turn an indirect wholly owned subsidiary of

                              KONINKLIJKE KPN N.V.

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   THE AMENDED OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK
      CITY TIME, ON THURSDAY, APRIL 4, 2002, UNLESS THE OFFER IS EXTENDED.
   ---------------------------------------------------------------------------

         THE AMENDED OFFER IS CONDITIONED ON THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES OF COMMON STOCK OF EUROWEB INTERNATIONAL CORP. THAT REPRESENTS AT LEAST 90% OF THE TOTAL NUMBER OF OUTSTANDING EUROWEB INTERNATIONAL CORP. SHARES ON A FULLY DILUTED BASIS. KONINKLIJKE KPN N.V. CURRENTLY HOLDS THROUGH ITS WHOLLY OWNED SUBSIDIARY KPN TELECOM B.V. APPROXIMATELY 52.8% OF THE TOTAL NUMBER OF OUTSTANDING SHARES OF EUROWEB INTERNATIONAL CORP. COMMON STOCK AND HAS TENDERED THESE SHARES INTO THE OFFER. EVEREST ACQUISITION CORP. WILL NOT WAIVE THIS MINIMUM CONDITION IF THE EFFECT OF SUCH WAIVER WOULD PERMIT US TO PURCHASE LESS THAN A MAJORITY OF THE OUTSTANDING EUROWEB INTERNATIONAL CORP. SHARES THAT KONINKLIJKE KPN N.V. DOES NOT ALREADY OWN.

                                   ----------

         THE AMENDED OFFER IS ALSO CONDITIONED UPON, AMONG OTHER THINGS, NO CHANGE (OR ANY CONDITION, EVENT OR DEVELOPMENT INVOLVING A PROSPECTIVE CHANGE) OCCURRING OR HAVING BEEN THREATENED IN THE BUSINESS, PROPERTIES, ASSETS, LIABILITIES, CAPITALIZATION, STOCKHOLDERS' EQUITY, CONDITION (FINANCIAL OR OTHERWISE), OPERATIONS, PROSPECTS, LICENSES, FRANCHISES, PERMITS, PERMIT APPLICATIONS, RESULTS OF OPERATIONS OR OTHER ELEMENTS OF THE BUSINESS OF EUROWEB INTERNATIONAL CORP. OR ANY OF ITS SUBSIDIARIES THAT IS MATERIALLY ADVERSE, AND EVEREST ACQUISITION CORP.'S NOT HAVING BECOME AWARE OF ANY FACT THAT HAS OR MAY HAVE MATERIAL ADVERSE SIGNIFICANCE WITH RESPECT TO EITHER THE VALUE OR LIQUIDITY OF EUROWEB INTERNATIONAL CORP. OR ANY OF ITS SUBSIDIARIES OR THE VALUE OF THE SHARES OF EUROWEB INTERNATIONAL CORP. TO EVEREST ACQUISITION CORP.

                     The Information Agent for the offer is:
                              D.F. King & Co., Inc.

March 20, 2002
                                                        (continued on next page)

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE OFFER, PASSED UPON THE FAIRNESS OR MERITS OF THE OFFER, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         EVEREST ACQUISITION CORP. RESERVES THE RIGHT TO AMEND OR WAIVE ANY ONE OR MORE TERMS OR CONDITIONS OF THE OFFER INCLUDING AMENDING THE NUMBER OF SHARES TO BE PURCHASED AND THE OFFER PRICE. EVEREST ACQUISITION CORP. WILL NOT, HOWEVER, WAIVE THE MINIMUM CONDITION IF THE EFFECT OF SUCH WAIVER WOULD PERMIT US TO PURCHASE LESS THAN A MAJORITY OF THE OUTSTANDING EUROWEB INTERNATIONAL CORP. SHARES THAT KONINKLIJKE KPN N.V. DOES NOT ALREADY OWN.

                                   ----------

                                    IMPORTANT

         If you desire to tender all or any portion of your shares of EuroWeb International Corp. common stock, you should either (1) complete and sign the original (blue) or revised (green) Letter of Transmittal (or a facsimile copy) in accordance with the instructions in the Letter of Transmittal, have your signature guaranteed (if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a facsimile copy) and any other required documents to Mellon Investor Services LLC, our Depositary, and either deliver the certificates for your shares along with the Letter of Transmittal to the Depositary or tender your shares pursuant to the procedures for book-entry transfer set forth in Section 8 of the Offer to Purchase or (2) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee you must contact such broker, dealer, commercial bank, trust company or other nominee to tender your shares.

         If you desire to tender shares and certificates evidencing your shares, and your shares are not immediately available, or if you cannot comply with the procedures for book-entry transfer described in the Offer to Purchase on a timely basis, or if you cannot deliver all required documents to our Depositary prior to the expiration of our offer, you may tender your shares by following the procedures for guaranteed delivery set forth in Section 8 of the Offer to Purchase.

         If you have already tendered shares of common stock of EuroWeb International Corp. pursuant to the Offer and have not withdrawn such shares, you do not need to take any further action to receive the increased offer price of $2.70 per share if shares are accepted and paid for by Everest Acquisition Corp. pursuant to the Offer, except as may be required by the guaranteed delivery procedure if such procedure was utilized.

         Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Supplement to the Offer to Purchase. Additional copies of this Supplement to the Offer to Purchase, the revised (green) Letter of Transmittal, the revised (pink) Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent.


                                   ----------

                                TABLE OF CONTENTS

                                                                            Page

SUMMARY TERM SHEET..........................................................  i
INTRODUCTION................................................................  1
SPECIAL FACTORS.............................................................  3
   1.  Further Contacts with EuroWeb........................................  3
   2.  Fairness of the Amended Offer........................................  5
   3.  Financial Projections and Other Information..........................  8
THE TENDER OFFER............................................................ 10
   4.  Terms of the Amended Offer........................................... 10
   5.  Acceptance for Payment and Payment................................... 10
   6.  Procedures for Accepting the Offer and Tendering Shares.............. 10
   7.  Withdrawal Rights.................................................... 10
   8.  Information Concerning EuroWeb....................................... 10
   9.  United States Federal Income Tax Considerations...................... 12
  10.  Price Range of the Shares............................................ 12
  11.  Appraisal Rights..................................................... 13
  12.  Source and Amount of Funds........................................... 14
  13.  Conditions to the Amended Offer...................................... 14
  14.  Legal Matters........................................................ 18
  15.  Miscellaneous........................................................ 19

                               SUMMARY TERM SHEET

     This summary highlights important information from this Supplement to the Offer to Purchase but is intended to be an overview only. To fully understand the offer described in this document, you should read carefully this entire document along with the related Offer to Purchase, dated February 20, 2002, the appendices to the Offer to Purchase, documents incorporated by reference or otherwise referred to herein and in the Offer to Purchase and the revised (green) Letter of Transmittal. We have included section references to direct you to a more complete description of the topics contained in this summary.

o Everest Acquisition Corp. is amending its offer to acquire all of the outstanding shares of EuroWeb International Corp. common stock to increase the price in the offer to $2.70 per share. All stockholders whose shares are validly tendered and not withdrawn and accepted for payment (including shares tendered prior to the date of this Supplement) will receive the increased price. See the Introduction of this Supplement.

o The expiration date of the amended offer has been changed to 5:00 p.m., New York City time, on Thursday, April 4, 2002, unless the date is extended. See
   Section 4 of this Supplement.

o If the amended offer is completed, we intend to cause EuroWeb to merge with Everest Acquisition or an affiliate of Everest Acquisition. The consideration paid in a subsequent merger will be the same consideration as is paid in the amended offer. See the Introduction to this Supplement.

o If you sell your shares in the amended offer, you will, if the amended offer is completed, receive cash for your shares sooner than stockholders who wait for the merger, but stockholders who tender will not be entitled to a judicial appraisal of the fair value of their shares under Delaware law, and any stockholder who does not tender his or her shares may exercise such appraisal rights if the amended offer is completed and a merger is consummated. See Section 11 of this Supplement.

o Stockholders who had instituted litigation challenging our original offer have agreed in principle to settle that litigation in connection with the increase in the offer price to $2.70 per share.

Why is Everest Acquisition amending its tender offer?

     Everest Acquisition is amending its tender offer to buy your shares of common stock to increase the offer price from $2.25 per share to $2.70 per share. This is a 20% increase over the original offer price. This amended price represents a 67.7% premium to the closing price of the shares on February 19, 2002, the last trading day prior to public announcement of the original tender offer, and a premium of approximately 72.0% over the average closing price for the 30 trading days prior to and including February 19, 2002.

If I already tendered my shares in the original offer, do I have to do anything now?

     No, you do not have to take any action in relation to any shares previously validly tendered and not withdrawn. If the amended offer is completed, these shares will be accepted for payment and you will receive the increased price of $2.70 per share.

If I did not tender my shares in the original offer, can I tender my shares now?

     Yes.

Has the expiration date of the offer been changed?

     Yes. The expiration date of the amended offer is 5:00 p.m., New York City time, on Thursday, April 4, 2002.

Has the board of directors of EuroWeb approved the amended offer?

     The board of directors of EuroWeb has not yet considered the amended offer.

Will there be any further amendments to the tender offer?

     The amended offer price of $2.70 per share represents the maximum price that Everest Acquisition Corp. is prepared to pay to acquire publicly-held shares through this tender offer.

Whom can I call if I have questions about the amended offer?

     If you have questions or you need assistance you should contact D.F. King & Co., Inc., which is acting as the information agent for the transaction, and can be reached as described on the back cover of this document.

     To the stockholders of EuroWeb International Corp.:

                                  INTRODUCTION

     The following information amends and supplements the Offer to Purchase, dated February 20, 2002, as amended by Amendment No. 2 to our Schedule TO filed with the Securities and Exchange Commission (the "SEC") on March 12, 2002 (the "Offer to Purchase"), of Everest Acquisition Corp., a Delaware corporation ("Everest Acquisition"). Everest Acquisition is a wholly owned subsidiary of Pansource B.V. ("Pansource"), a private company with limited liability incorporated under the laws of the Netherlands, and an indirect wholly owned subsidiary of Koninklijke KPN N.V. ("KPN"), a company incorporated under the laws of the Netherlands. Everest Acquisition is now offering to purchase all of the outstanding shares of common stock, par value $.001 per share, of EuroWeb International Corp., a Delaware corporation ("EuroWeb"), at an increased price of $2.70 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal as amended and supplemented by this supplement (this "Supplement") to the Offer to Purchase (together, the "Amended Offer"). Tendering stockholders whose shares are registered in their own name will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the revised Letter of Transmittal, transfer taxes on the purchase of shares by Everest Acquisition pursuant to the Amended Offer. Stockholders who hold their shares through a broker, bank or other custodian should check with that institution as to whether it will charge any service fees. Everest Acquisition will pay all charges and expenses of Mellon Investor Services LLC (the "Depositary") and D.F. King & Co., Inc. (the "Information Agent").

     Except as otherwise set forth in this Supplement and in the revised (green) Letter of Transmittal, the terms and conditions previously set forth in the Offer to Purchase and the related original (blue) Letter of Transmittal remain applicable in all respects to the Amended Offer. This Supplement should be read carefully in conjunction with the Offer to Purchase. Capitalized terms used herein and not otherwise expressly defined shall have the meanings set forth in the Offer to Purchase. As used herein, the term "Original Offer" shall mean Everest Acquisition's original offer to purchase shares at $2.25 per share pursuant to the Offer to Purchase and the related original (blue) Letter of Transmittal.

     Procedures for tendering Shares are set forth in Section 5 of this Supplement. Tendering stockholders may continue to use the original (blue) Letter of Transmittal and the original (gold) Notice of Guaranteed Delivery previously circulated with the Offer to Purchase, or they may use the revised (green) Letter of Transmittal and the revised (pink) Notice of Guaranteed Delivery circulated with this Supplement. Although the Letter of Transmittal previously circulated with the Offer to Purchase refers only to the Offer to Purchase, stockholders using such document to tender their shares will nevertheless be deemed to be tendering pursuant to the Amended Offer and will receive the increased offer price per share described in this Supplement if shares are accepted for payment and paid for by Everest Acquisition pursuant to the Amended Offer.

     Shares previously validly tendered and not withdrawn constitute valid tenders for purposes of the Amended Offer. Stockholders are not required to take any further action with respect to such shares in order to receive the increased Offer Price of $2.70 per share if shares are accepted for payment and paid for by Everest Acquisition pursuant to the Amended Offer, except as may be required by the guaranteed delivery procedure if such procedure was utilized.

     The Amended Offer is conditioned on there being validly tendered and not withdrawn prior to the expiration of the Amended Offer a number of shares of common stock of EuroWeb that represents at least 90% of the total number of outstanding Euroweb shares on a fully diluted basis (the "Minimum Condition"). KPN currently holds through its wholly owned subsidiary KPN Telecom B.V. ("KPN Telecom") approximately 52.8% of the total number of outstanding shares of Euroweb common stock and has tendered these shares. Everest Acquisition Corp. will not waive the Minimum Condition if the effect of such waiver would permit us to purchase less than a majority of the outstanding Euroweb shares that KPN does not already own. See Section 13 of this Supplement. Based on information given to KPN by EuroWeb, as of December 31, 2001, EuroWeb had 4,655,332 shares issued and outstanding and outstanding options and warrants (other than options held by KPN Telecom) to purchase 544,847 shares.

     For purposes of the Offer, "fully diluted basis" assumes that all outstanding stock options (other than options held by KPN Telecom) and warrants are currently exercisable. 90% of the shares outstanding on a fully diluted basis is 4,689,161 shares (i.e. 4,665,332 shares added to 544,847 shares equals 5,210,179 shares; 90% of 5,210,179 shares is 4,689,161 shares). As of the date of this Supplement, KPN Telecom holds 2,461,014 shares. Based on the foregoing and assuming no additional shares, or options, warrants or rights exercisable for, or securities convertible into, shares have been issued since December 31, 2001 (other than shares issued pursuant to the exercise of the stock options and warrants referred to above), if public stockholders tender 2,228,147 shares (i.e. 4,689,161 shares minus the 2,461,014 shares tendered by KPN Telecom) pursuant to the Offer, the Minimum Condition would be satisfied.

     This Supplement and the Offer to Purchase and related revised (green) Letter of Transmittal contain important information and should be read in their entirety before any decision is made with respect to the Amended Offer.

                                 SPECIAL FACTORS

     1.  Further Contacts with EuroWeb

     Contacts between Everest Acquisition, Pansource, KPN Telecom and KPN (the "KPN Entities") and EuroWeb through February 20, 2002 are described in the Offer to Purchase. The following is a description of contacts on February 20, 2002 and subsequent to this date and other developments related to the Offer.

     Immediately after learning of Everest Acquisition Corp.'s offer on February 20, 2002, Mr. Frank R. Cohen, Chairman of EuroWeb, sent a letter the same day to Mr. van Vliet, a director of EuroWeb and an officer of KPN, expressing the view that the offer was unacceptable and should not be commenced.

     On February 28, 2002, representatives of the KPN Entities participated in a conference call with several members of the board of directors of EuroWeb who are unaffiliated with the KPN Entities (the "representatives of EuroWeb"). The representatives of the KPN Entities discussed the terms of the Original Offer by reviewing with the representatives of EuroWeb the information disclosed in the Offer to Purchase. In particular, KPN stated that it determined to offer $2.25 per share because it wished to offer a fair price, and it believed after considering the factors described under "Fairness of the Offer" in the Offer to Purchase that $2.25 per share was a fair price. The exact figure of $2.25 per share was determined by the group of KPN executives who have responsibility for the EuroWeb Offer. They determined this price by asking each member of the group what he or she thought the price should be in light of the various factors described under "Fairness of the Offer" in the original Offer to Purchase and building a consensus from these individual views. The representatives of EuroWeb advised the representatives of the KPN Entities to consider revising the Original Offer, including possibly changing the form of consideration to an exchange of shares of KPN for shares of EuroWeb.

     On March 1, 2002, representatives of the KPN Entities participated in a second conference call with the representatives of EuroWeb. The representatives of KPN told the representatives of EuroWeb that KPN was not prepared at that time to consider using KPN shares as consideration for a revised offer for EuroWeb shares. The representatives of EuroWeb then asked if KPN would consider other alternatives that would give Euroweb stockholders a continuing equity interest such as some form of combination or joint venture between EuroWeb and PanTel. The representatives of the KPN Entities stated that at that time KPN would not be interested in pursuing such an alternative because it was not clear that any such arrangement would be commercially beneficial to PanTel. The representatives of the KPN Entities then asked the representatives of EuroWeb what position they would take if KPN were to make a higher cash offer in the range of $2.50 to $2.70 per share. The representatives of EuroWeb indicated that they would consider any increased cash offer made by KPN only at such time as a new offer was made, but they expressed doubt that any such offer would be successful.

     On March 4, 2002, EuroWeb filed with the SEC a Schedule 14D-9 Solicitation/Recommendation Statement, which disclosed that at a meeting held on February 25, 2002, a committee of directors of EuroWeb determined that in their view the Original Offer was inadequate. The committee recommended that stockholders reject the Original Offer and not tender their shares in the Original Offer.

     The KPN Entities filed with the SEC Amendment No. 1 to the Schedule TO on March 4, 2002 and Amendment No. 2 to the Schedule TO on March 12, 2002 to supplement the disclosure provided in the original Offer to Purchase.

     On March 19, 2002, KPN received a letter from a Hungarian virtual network operator controlled by a former officer of EuroWeb, offering to acquire KPN's entire interest in EuroWeb at a purchase price of $2.50 per share in cash. The letter stated that the bidder intended to maintain EuroWeb as a public company such that EuroWeb stockholders would have an opportunity to maintain their equity interest. According to the letter, following the acquisition of the KPN stake, the bidder and an additional Maltese company would be merged with EuroWeb, with the bidder being the surviving entity. The bidder stated its intention to cause the merged entity to offer $2.50 a share in cash to those EuroWeb stockholders who wished to sell their shares. The letter stated that the merger would be conditioned on EuroWeb issuing 1,300,000 shares of EuroWeb common stock and 500,000 options exercisable at $3.50 per share to the bidder's stockholders. Although the KPN Entities have not had an opportunity to review this proposal in detail, at this time they do not expect to pursue it further since, among other things, its cash value is below the $2.70 Amended Offer Price.

On the date of this Supplement, Everest Acquisition sent the following letter to
EuroWeb:

Mr. Frank Cohen, Chairman
EuroWeb International Corp.
445 Park Avenue
New York, NY 10022

Dear Mr. Cohen:

Everest Acquisition Corp. is today announcing an increase in its cash offer for all of the outstanding shares of common stock of EuroWeb International Corp. (the "Company") to $2.70 per share. The increased price also would be paid in any subsequent merger. This increased price represents a 20% increase over the original $2.25 per share tender offer, a 67.7% premium to the closing price of EuroWeb shares on February 19, 2002, the last trading day prior to public announcement of the original tender offer, and a premium of approximately 72.0% over the average closing price for the 30 trading days prior to and including February 19, 2002.

The amended offer price of $2.70 per share represents our final offer and the maximum price Everest Acquisition Corp. is prepared to pay to acquire the publicly-held shares through this tender offer, which will now expire on April 4, 2002. This is the highest price we can pay that is consistent with our valuation of the Company's business. The total value of the offer is about $12.6 million, which as you know exceeds the value of cash and marketable securities on hand at EuroWeb after deducting existing EuroWeb liabilities that will have to be funded, expenses of the Offer, restructuring expenses and ongoing operational working capital requirements.

A copy of the press release announcing the increase in the offer price is attached for your information, and a copy of the amendment to our Schedule TO we are filing with the Securities and Exchange Commission is also enclosed.

Please have sent to the attention of Thomas A. Germinario at D.F. King & Co., Inc., 77 Water Street, 20th Floor, New York, NY 10005 updated stockholder lists so that we are able to distribute the supplementary materials in relation to the amended offer to the Company stockholders.

Yours sincerely,

Jan-Roelof Stienstra
Everest Acquisition Corp.

     2. Fairness of the Amended Offer


     Because the Amended Offer is a "going private" transaction, the rules of the SEC require the KPN Entities to state their belief as to the fairness of the Amended Offer to the unaffiliated stockholders of EuroWeb (collectively, the "Public Stockholders").

     The KPN Entities believe that the Amended Offer is substantively and procedurally fair to the Public Stockholders. The terms of the Amended Offer, however, were established unilaterally by the KPN Entities and were not negotiated with the board of directors of EuroWeb or any other party. The KPN Entities do not believe that the fact that the terms of the Amended Offer were established unilaterally adversely affects the fairness of the Amended Offer to the Public Stockholders of EuroWeb. The KPN Entities understand that EuroWeb has not retained an unaffiliated representative to act on behalf of the Public Stockholders for the purpose of negotiating the terms of the Amended Offer. The KPN Entities believe that the Original Offer was not approved by a majority of the directors of EuroWeb who are not employees of EuroWeb and that such directors have not as yet taken any position with respect to the Amended Offer. Nonetheless, the KPN Entities believe that the Amended Offer is procedurally fair because it will not be consummated unless Public Stockholders who hold a majority of the publicly-held shares accept it. As described below, the KPN Entities believe that an informed decision by holders of a majority of the publicly-held shares provides meaningful procedural protections for EuroWeb stockholders and that the availability of statutory appraisal rights in any subsequent merger provides additional procedural protection. In reaching their determination that the Amended Offer is fair to the Public Stockholders, the KPN Entities considered the following factors:

o The $2.70 per share cash consideration payable in the Amended Offer represents a 67.7% premium to the closing price of EuroWeb common stock on February 19, 2002, the business day prior to the public announcement of the original tender offer ($1.61). The Amended Offer Price represents a premium of approximately 72.0% over the average closing price for the 30 trading days prior to and including February 19, 2002 ($1.57).

o The 67.7% premium over the February 19, 2002 closing price is more than four and a half times the 14% premium over the preannouncement closing price paid by KPN when it agreed to purchase its initial stake in EuroWeb in 1999. In other words, although the Amended Offer Price is lower in absolute dollars than the price paid by KPN (after adjustment for EuroWeb's reverse stock split) when it originally purchased its stake in EuroWeb (which was at a time when the market valuations of Internet and technology companies were significantly higher than today), the Amended Offer Price of $2.70 represents a premium over the recent unaffected market price of $1.61 that is significantly higher than the premium that the $7.90 price at which EuroWeb's board of directors was willing to sell a controlling interest in EuroWeb to KPN when KPN made its initial investment represented to the then-current market price of $6.88. The KPN Entities believe that the higher premium represented by the Amended Offer Price is indicative of the fairness of the Amended Offer Price.

o The trading price of the shares had declined significantly and consistently since achieving an all-time high trading price of $106.25 ($21.25 on a pre-split basis) per share in January of 2000. The KPN Entities believe that this decline in part reflects broader adverse market trends affecting Internet service providers, especially those that lack scale and financial resources. Because the KPN Entities do not see any basis for believing that EuroWeb's individual prospects are so strong as to overcome these broader market trends, the KPN Entities believe that the opportunity for all stockholders to sell their shares for $2.70 is beneficial to such holders and would eliminate the exposure of the Public Stockholders of EuroWeb to any future decline in the price of the shares.

o EuroWeb's shares do not receive any coverage from Wall Street research analysts, and the trading market for EuroWeb's shares is relatively thin and illiquid given EuroWeb's small public float. EuroWeb avoided being delisted from The Nasdaq SmallCap Market by establishing a repurchase program and effecting a one-for-five reverse stock split in August 2001, but there can be no assurance that EuroWeb will continue to meet Nasdaq listing requirements in the future. As a result of these factors, the KPN Entities believe that the liquidity created by the Amended Offer is beneficial to the Public Stockholders.

o EuroWeb's proxy statement dated December 14, 1999, distributed to stockholders in connection with their vote to approve the issuance of a majority of EuroWeb's outstanding common stock to KPN, disclosed that following such issuance KPN's voting rights would permit KPN to effect certain transactions, including mergers, consolidations, and sales of substantially all assets without the consent of EuroWeb's other stockholders, and that KPN would also be able to effect a change of control of EuroWeb's board of directors or prevent such a change of control. Accordingly, stockholders of EuroWeb who approved the KPN investment, and any stockholders who invested in EuroWeb subsequent to the KPN investment, were aware of KPN's ability to control certain decisions, and as a result should not expect to receive a "control premium" upon the sale of their shares of EuroWeb stock. Hence, the KPN Entities believe that the fact that the Amended Offer Price does in fact represent a significant premium to the unaffected market price of EuroWeb shares is one of the factors supporting the fairness of the Amended Offer.

o The KPN Entities believe the Amended Offer to be attractive in light of EuroWeb's historical and projected financial performance, profitability and prospects. KPN notes that EuroWeb currently has negative cash flow, has never been profitable and is expected to continue to be unprofitable for the period for which KPN has EuroWeb financial projections. KPN does not believe that EuroWeb as currently structured will be viable as a stand alone company on a long-term basis unless it is able to consolidate its operations with an operator with network access. This belief is based on the fact that EuroWeb's cost structure is disproportionately high for EuroWeb's size and that EuroWeb is reliant on other companies to provide access to the network it needs to provide services to its own customers.

o The KPN Entities believe the Amended Offer is also attractive in light of industry conditions and EuroWeb's competitive position. As investors are well aware, the technology and Internet service provider markets, as well as general economic conditions, have changed drastically and rapidly since early 2000. The valuations of technology companies, and Internet service providers in particular, have fallen considerably. Furthermore, companies such as EuroWeb have had severe limitations on access to capital and many such companies are finding it difficult to make the capital investments in marketing, content and technology necessary to succeed in this new economic climate.

o For almost one year, KPN has actively been seeking a buyer for EuroWeb and, as described in the Offer to Purchase under Section 1, "Background of the Offer; Contacts with EuroWeb," no viable offers were submitted that would in KPN's judgment have generated cash proceeds to the Public Stockholders of EuroWeb that would be greater than the Amended Offer Price.

o The Amended Offer is conditioned on the tender of at least 90% of the total number of outstanding shares, and Everest Acquisition will not waive that condition if it would permit Everest Acquisition to purchase less than a majority of the outstanding shares not held by KPN. Accordingly, the Amended Offer will not be consummated unless Public Stockholders who hold a majority of the publicly-held shares accept it. The KPN Entities believe that an informed decision by holders of a majority of the publicly-held shares provides meaningful procedural protections for EuroWeb stockholders. In addition, the availability of statutory appraisal rights in any subsequent merger provides an additional procedural protection for stockholders who choose not to tender into the Amended Offer.

o The Amended Offer provides the opportunity for the Public Stockholders whose shares are registered in their own name to sell their shares without incurring brokerage and other costs typically associated with market sales. (Stockholders who hold their shares through a broker, bank or other custodian should check with that institution as to whether it will charge any service fees.)

o Each Public Stockholder can determine individually whether to tender shares in the Amended Offer.

     The KPN Entities also considered the following factors, which it considered to be negative from the perspective of the Public Stockholders, in its consideration of the fairness of the terms of the Amended Offer:

o EuroWeb's historical financial statements and the financial projections described below show a trend of rapidly increasing revenues. For example, consolidated revenues for the three months ended September 30, 2001 were $2,037,678 compared with $1,262,257 over the same period in 2000. The revenues increased in 2001 due mainly to the consolidation of companies acquired in 2000 and 2001 and the provision of new services to customers in the form of voice over IP, mainly in Romania. In addition, the Hungarian Unified Telecommunications Act ratified by the Hungarian Parliament in June 2001 in preparation for liberalization of the Hungarian telecommunications market has required Matav, the Hungarian telecommunications company that has had a monopoly on long distance and international public-switched services, to open its infrastructure to other operators. It is possible that this will lead to a restructuring among current service providers. This prospect of market liberalization and promotion of greater competition in Hungary presents possible future opportunity for EuroWeb. Public Stockholders who accept the Amended Offer would cease to participate in the future earnings or growth, if any, of EuroWeb or benefit from increases, if any, in the value of their holdings in EuroWeb.

o According to EuroWeb, EuroWeb has cash on hand and/or marketable securities equal to approximately $15.1 million, which is greater than the aggregate Amended Offer consideration of $12.6 million (assuming that no outstanding options or warrants are exercised). However, this does not take into account existing EuroWeb liabilities that will have to be funded, expenses of the Amended Offer, restructuring expenses and ongoing operational working capital requirements, which together are estimated to be in excess of $2.5 million. If, following completion of the Amended Offer, a merger is consummated, this cash and marketable securities will be used to pay off the bridge loan from Telki Holding B.V. ("Telki"), a subsidiary of KPN Telecom, to Everest Acquisition Corp. that will be used to finance the acquisition of EuroWeb shares in the Amended Offer and those other required payments.

o Historically, there has been relatively low trading volume of the publicly traded shares of EuroWeb. As a result of the tender by Public Stockholders of their shares, this trading volume may decrease further. Those Public Stockholders who do not tender their shares may suffer increased illiquidity and decreased market value, particularly if the shares are no longer quoted on The Nasdaq SmallCap Market and Everest Acquisition seeks to terminate the registration of the shares under the Securities Exchange Act of 1934.

None of the KPN Entities has received a report, opinion or appraisal from an outside party related to the Original Offer or the Amended Offer, including, but not limited to, any report, opinion or appraisal relating to the consideration or the fairness of the consideration to be offered to security holders or the fairness of the Original Offer or the Amended Offer or any merger following consummation of the Amended Offer to EuroWeb or the Public Stockholders.

     In view of the variety of factors considered in connection with its evaluation of the Amended Offer, the KPN Entities found it impracticable, and did not, quantify, rank or otherwise assign relative weights to the factors considered or determine that any factor was of particular importance in reaching their determination that the Amended Offer is fair to the Public Stockholders. Rather, the KPN Entities viewed their determination as being based upon their judgment, in light of the totality of the information considered, of the overall effect of the Amended Offer and any subsequent merger on the Public Stockholders.

     In arriving at their determination that the Amended Offer is fair to the Public Stockholders, the KPN Entities did not base this decision on the net book value, liquidation value or going concern value of EuroWeb (except as set forth above in the second bullet point under the negative factors). The KPN Entities believe that EuroWeb's book value ($5.17 per share as of September 30, 2001, based on information contained in EuroWeb's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2001) is not material because the KPN Entities do not believe it has any meaningful relation to the economic value of the shares except to the extent it reflects the cash and marketable securities on hand at EuroWeb, which are separately considered in the second bullet point under the negative factors. The KPN Entities believe that book value is not meaningful in this case because, apart from the cash and marketable securities, the majority of EuroWeb's assets are intangible assets that cannot readily be monetized. The KPN Entities do not believe that EuroWeb has any material liquidation value or any material long-term going concern value as currently constituted other than the value of such cash and marketable securities, which is separately considered as described above. KPN's view as to the absence of significant liquidation or going concern value apart from the cash and marketable securities was informed by the fact that none of the offers submitted as a response to KPN's solicitation of indications of interest in acquiring EuroWeb attributed any significant value to the ongoing business other than the cash and marketable securities on hand. The KPN Entities currently believe EuroWeb has $15.1 million in cash and marketable securities and liabilities in excess of $2.5 million. The KPN Entities' belief that the Amended Offer is fair to the Public Stockholders should not be construed as a recommendation as to whether or not you should tender your shares.

     3.  Financial Projections and Other Information

     The KPN Entities have not received any new financial projections from EuroWeb since the date of the original Offer to Purchase. See Section 4 "Financial Projections and Other Information" of the Offer to Purchase. The KPN Entities have, however, received additional historical information, which is set forth below.

     Preliminary Interim Unaudited Historical Financial Information

     KPN receives monthly unaudited financial reports from EuroWeb because EuroWeb, as a 51% owned subsidiary, is integrated into KPN's consolidated financial statements. The following is a summary of certain information contained in the most recent report received prior to the date of this Supplement. Such information was prepared for internal purposes only (pursuant to a format and procedures requested by KPN) and not for public disclosure, and may not comply with U.S. generally accepted accounting principles. Accordingly, this information may not be directly comparable to EuroWeb's publicly reported financial results. To the knowledge of the KPN Entities, the EuroWeb interim historical financial information has not been audited, examined, reviewed or compiled by EuroWeb's independent auditors, and accordingly they have not expressed an opinion or any other assurance on such EuroWeb interim historical financial information. This information is included here only because it was made available to KPN.

Balance Sheet Information                    As of February 28, 2002  As of January 31, 2002  As of December 31, 2001
-------------------------                    -----------------------  ----------------------  -----------------------
  (Unaudited)                                   (in U.S. dollars)       (in U.S. dollars)       (in U.S. dollars)
Cash, cash equivalents and marketable
securities..............................            $15,907,000             $16,152,000             $16,140,767
Total assets............................             26,006,000              25,919,000              24,408,900
Total stockholders' equity..............             23,262,000              23,262,000              21,668,125
Total liabilities.......................              2,744,000               2,657,000               2,740,775


Income Statement Information                        Year to Date           Year to Date             Year Ended
----------------------------                     February 28, 2002      January 31, 2002        December 31, 2001
(Unaudited)                                     ------------------      -----------------      ------------------
                                                (in U.S. dollars)       (in U.S. dollars)       (in U.S. dollars)

Total operating revenues................             $2,123,000              $1,077,000              $8,014,128
EBITDA    ..............................                (27,000)                (68,000)             (1,663,784)
Operating income........................               (472,000)               (315,000)             (6,076,555)
Net income to stockholders..............               (382,000)               (284,000)             (5,583,013)

     As of the date of this Supplement, EuroWeb has not yet publicly released its results for the fiscal year ended December 31, 2001. However, preliminary year-end results for 2001 were circulated to KPN after the date of the Original Offer to Purchase and are summarized above. If EuroWeb's audited year-end results are released during the offering period, stockholders are encouraged to read them. EuroWeb's audited financial information for the fiscal year ended December 31, 2001, may differ from the preliminary, unaudited figures set forth above under the columns "As of December 31, 2001" and "Year Ended December 31, 2001," and the differences may be material. None of KPN, KPN Telecom, Pansource, Everest Acquisition, EuroWeb or any other person is making any representation as to the preliminary unaudited financial information set forth above or assumes any responsibility for the accounting thereof.

     Unaudited Historical Financial Information about EuroWeb Rt.

     KPN, through PanTel, indirectly owns approximately 51% of EuroWeb Rt. and EuroWeb owns the remaining 49%. The following is a summary of certain information contained in a profit and loss statement for EuroWeb Rt. for the year ended December 31, 2001. It represents 100% of EuroWeb Rt.'s results (rather than EuroWeb's 49% interest). Such information was prepared for internal purposes only (pursuant to a format and procedures requested by KPN) and not for public disclosure, and may not comply with U.S. generally accepted accounting principles. To the knowledge of the KPN Entities, the EuroWeb Rt. historical financial information has not been audited, examined, reviewed or compiled by EuroWeb Rt.'s independent auditors, and accordingly they have not expressed an opinion or any other assurance on such EuroWeb Rt. historical financial information. This information is included here only because it was made available to KPN.

                    EuroWeb Rt. and consolidated subsidiaries

         Profit and Loss Statement Information                   Year Ended              Year Ended
         ----------------------------------                      ----------              ----------
             (Unaudited)                                      December 31, 2001       December 31, 2000
                                                              -----------------       -----------------
                                                              (in U.S. dollars)       (in U.S. dollars)
         Internet and related revenue .....................      $4,615,081               $4,909,413
         Operating income .................................       1,553,366                2,927,825
         Net profit (loss).................................        (542,122)                 798,006

                                THE TENDER OFFER

     4.  Terms of the Amended Offer

     Everest Acquisition has amended its Offer to Purchase. The price per share to be paid pursuant to the Amended Offer has been increased from $2.25 per share to $2.70 per share, net to the seller in cash, upon the terms and subject to the conditions of the Amended Offer. All stockholders whose shares are validly tendered and not withdrawn (including shares tendered and not withdrawn prior to the date of this Supplement) will receive the increased price. As of 12:00 midnight on March 19, 2002, approximately 2,557,401 shares had been tendered and not withdrawn pursuant to the Original Offer.

     Upon the terms and subject to the conditions to the Amended Offer (including the terms and conditions set forth in Section 13 of this Supplement and if the Amended Offer is extended or amended, the terms and conditions of such extension or amendment (the "Offer Conditions")), Everest Acquisition will accept for payment, and pay for, shares validly tendered on or prior to the Expiration Date and not withdrawn as permitted by Section 7 of this Supplement. The term "Expiration Date" means 5:00 p.m., New York City time, on Thursday, April 4, 2002, unless and until Everest Acquisition shall have extended the period for which the Amended Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Amended Offer, as so extended by Everest Acquisition, shall expire. The period until 5:00 p.m., New York City time, on Thursday, April 4, 2002, as such may be extended is referred to as the "Offering Period."

     5.  Acceptance for Payment and Payment

     Everest Acquisition will accept for payment, and will pay for, the shares in the Amended Offer as set forth in the Offer to Purchase under the heading "Acceptance for Payment and Payment." See Section 7 of the Offer to Purchase.

     6.  Procedures for Accepting the Offer and Tendering Shares

     Procedures for tendering shares for the Amended Offer are set forth in the Offer to Purchase under the heading "Procedures for Accepting the Offer and Tendering Shares." See Section 8 of the Offer to Purchase. Stockholders tendering shares may use the original (blue) Letter of Transmittal that was distributed with the Offer to Purchase or the revised (green) Letter of Transmittal distributed with this Supplement and will nevertheless receive $2.70 per share, upon the terms and subject to the conditions of the Offer.

     7.  Withdrawal Rights

     Withdrawal rights pursuant to the Amended Offer are set forth in the Offer to Purchase under the heading "Withdrawal Rights." See Section 9 of the Offer to Purchase.

     8.  Information Concerning EuroWeb

     Information concerning EuroWeb is set forth in the Offer to Purchase under the heading "Information Concerning EuroWeb." See Section 10 of the Offer to Purchase.

                           EUROWEB INTERNATIONAL CORP.
                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following table sets forth summary historical consolidated financial data for EuroWeb as of and for the nine months ended September 30, 2001 and 2000 and as of and for each of the years ended December 31, 2000 and 1999.

     This data and the comparative per share data set forth below are extracted from, and should be read in conjunction with, the audited consolidated financial statements and other financial information contained in EuroWeb's Annual Report on Form 10-KSB for the year ended December 21, 2000 and the unaudited consolidated interim financial information contained in EuroWeb's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2001, including the notes thereto. More comprehensive financial information is included in such reports (including management's discussion and analysis of financial condition and results of operation) and other documents filed by EuroWeb with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein.

                                                                Nine Months
                                                           Ended September 30,            Year ended December 31,
                                                        --------------------------     ---------------------------
                                                            2001           2000            2000           1999
                                                        -----------    -----------     -----------      ----------
                                                        (Unaudited)     (Unaudited)
                                                                              (U.S. Dollars)
Income Statement Data:
  Revenues  .......................................     $ 4,851,685     $ 2,912,296    $ 4,397,386     $ 1,233,567
  Gross profit.....................................       2,073,401      1,585,843       2,114,161         604,687
  Loss from operations.............................      (3,286,837)    (2,277,777)     (3,856,493)     (1,480,144)
  Net loss   ......................................      (2,828,746)    (1,482,690)     (2,758,275)     (1,223,066)

                                                        As of September 30, 2001         As of December 31, 2000
                                                        ------------------------         ------------------------
                                                               (Unaudited)
Balance Sheet Data:
  Current assets..................................              $18,036,874                     $19,869,999
  Investment in affiliate.........................                  622,969                         934,602
  Non-current assets..............................                8,842,086                      10,762,026
  Current liabilities.............................                2,040,498                       1,774,096
  Non-current liabilities.........................                  362,909                         535,755
  Total stockholders' equity......................               24,475,553                      28,332,174

     EuroWeb historically has not reported earnings or ratios of earnings to fixed charges or declared cash dividends.

     The following table sets forth certain historical per share data for EuroWeb.

                                                               Nine Months
                                                            Ended September 30,          Year ended December 31,
                                                      ---------------------------     ---------------------------
                                                         2001             2000           2000            1999
                                                      -----------     -----------     ----------     -----------
                                                      (Unaudited)     (Unaudited)
                                                              (U.S. Dollars per share, except share numbers)
Loss from operations per share,
  basic and diluted*..............................        $(.69)         $(.54)           $(.88)          $(.86)
Net loss per share, basic and diluted*                     (.60)          (.35)            (.60)           (.70)
Book value per share*                                      5.17           N.A.             6.44            N.A.
Weighted average number of shares
  outstanding, basic and diluted*.................    4,735,919      4,249,084        4,398,940       1,718,600

------------
* Adjusted, where appropriate, to reflect one-for-five reverse stock split.

     Book value per share is not a term defined by generally accepted accounting principles. Book value per share is calculated by dividing stockholders' equity by the weighted average number of shares of common stock outstanding.

     Except as otherwise set forth herein, the information concerning Euroweb contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. Although the KPN Entities have no knowledge that would indicated that any statements contained herein based on such documents that records are untrue, the KPN Entities cannot ensure the accuracy or completeness of the information contained in such documents and records, or for any failure by EuroWeb to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the KPN Entities.

     9.  United States Federal Income Tax Considerations

     A general summary of the principal U.S. Federal income tax consequences of the Amended Offer and any subsequent merger is set forth in the Offer to Purchase under the heading "United States Federal Income Tax Considerations". See Section 11 of the Offer to Purchase.

     The principal U.S. Federal income tax consequences of the Amended Offer and any subsequent merger to EuroWeb will depend on which company is the surviving company in the merger. If Everest Acquisition is the surviving company in any merger, the merger will be a taxable transaction to EuroWeb, with taxable gain, if any, for corporate tax purposes being measured by the difference between EuroWeb's basis in its assets and the total consideration paid out to public stockholders in connection with the Offer and merger. If EuroWeb is the surviving corporation in any merger, then the merger will be a tax-free transaction for EuroWeb. The KPN Entities other than Everest Acquisition are not subject to U.S. Federal income tax.

     10.  Price Range of the Shares

     The shares are traded on The Nasdaq SmallCap Market under the symbol "EWEB." The following table sets forth, for the calendar quarters indicated, the high and low sales prices for the shares on The Nasdaq SmallCap Market as reported by Bloomberg L.P. All stated prices are on a split-adjusted basis.

                                     EUROWEB

             Calendar Year                                                             Sales Price
                                                                                       -----------
                                                                                High                 Low
                                                                                ----                 ----
             1999:
                 First quarter...........................................     $ 15.94              $ 7.81
                 Second quarter..........................................       13.75                6.56
                 Third quarter...........................................        9.69                6.25
                 Fourth quarter..........................................       84.06                6.25
             2000:
                 First quarter...........................................      106.25               27.50
                 Second quarter..........................................       35.00               12.50
                 Third quarter...........................................       21.88                9.38
                 Fourth quarter..........................................       12.19                3.44
             2001:
                 First quarter...........................................       14.06                4.06
                 Second quarter..........................................        5.63                3.00
                 Third quarter...........................................        5.25                1.38
                 Fourth quarter..........................................        2.13                1.70
             2002:
                 First quarter (through March 19, 2002)..................        2.80                1.47

     On Tuesday, February 19, 2002, the last full trading day prior to the announcement of the Offer, the reported closing price on The Nasdaq SmallCap Market for the shares was $1.61 per share. On Tuesday, March 19, 2002, the last full trading day prior to the announcement of the Amended Offer, the reported closing price on The Nasdaq SmallCap Market for the shares was $2.56 per share. Stockholders are urged to obtain a current market quotation for the shares.

     To date, EuroWeb has never paid a dividend on the shares.

     11.  Appraisal Rights

     Stockholders do not have appraisal rights as a result of the Amended Offer. If, however, a merger is consummated, each stockholder who does not vote in favor of the merger or consent thereto in writing may seek appraisal as described in Section 14 and Schedule II of the Offer to Purchase. Everest Acquisition has not made any provisions in connection with this Amended Offer to provide EuroWeb stockholders access to its files or provide counsel or legal advice at its expense. In order to exercise appraisal rights, a stockholder must continuously hold shares through the date of the merger and must deliver a written demand for appraisal to EuroWeb (x) prior to the stockholder vote in relation to the merger (and not vote in favor of the merger) in the case of a long-form merger (i.e. a merger requiring EuroWeb board approval and EuroWeb stockholder approval), or (y) within 20 days after the mailing of a notice of merger and appraisal rights, in the case of a short-form merger. Within 120 days after the effective date of the merger, the corporation or any stockholder who has complied with the demand provisions and is otherwise entitled to appraisal rights may file a petition with the Delaware Court of Chancery demanding a determination of the fair value of his stock. The description of appraisal rights above is qualified in its entirety by reference to the description of appraisal rights contained in Section 14 "Merger; Appraisal Rights; Rule 13e-3" of the Offer to Purchase and the full text of Section 262 of the Delaware General Corporation Law, which is attached as Schedule II to the Offer to Purchase.

     12.  Source and Amount of Funds

     As a result of the Amended Offer, Everest Acquisition estimates that the total amount of funds required to purchase all of the outstanding shares pursuant to the Amended Offer will be approximately $12.7 million. KPN will pay related fees and expenses, which are estimated to be approximately $1.0 million. Everest Acquisition plans to obtain all funds needed for the Offer from Telki, a subsidiary of KPN Telecom, pursuant to a $13 million credit facility agreement (the "Loan"). The Loan will be a direct, unsubordinated and unsecured obligation of Everest Acquisition and will rank pari passu and equally with all other unsubordinated and unsecured obligations of Everest Acquisition. The interest rate per annum will be the LIBOR rate at the date of draw down plus 2.5%, calculated on the basis of a 360 day year and the actual number of days elapsed. The Loan will have to be repaid in full (including any accumulated interest thereon) on August 1, 2002. Everest Acquisition currently intends, if the Offer is consummated and a merger occurs between EuroWeb and Everest Acquisition, to repay the Loan from EuroWeb's cash and/or marketable securities on hand.

     The making of the Loan by Telki and the right of Everest Acquisition to make a draw down under the Loan is subject to the following conditions: (1) on or prior to the drawdown date Everest Acquisition cannot be in breach of any of its obligations under, or any of its representations or warranties made in, the credit facility agreement, and (2) no material adverse change can have occurred in the financial and/or commercial condition of Everest Acquisition on or before the drawdown date. A copy of the credit facility agreement has been filed as an exhibit to the Schedule TO filed with the SEC on February 20, 2002 in connection with the Original Offer. The description of the Loan above is qualified in its entirety by reference to the full text of the credit facility agreement.

     13.  Conditions to the Amended Offer

     Notwithstanding any other provision of the Amended Offer, and in addition to (and not in limitation of) Everest Acquisition's rights to extend and amend the Amended Offer at any time, Everest Acquisition shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Everest Acquisition's obligation to pay for or return tendered shares promptly after termination or withdrawal of the Amended Offer), pay for, and may delay the acceptance for payment of and accordingly the payment for, any tendered shares, and may terminate or amend the Offer, if (i) at the Expiration Date, the Minimum Condition has not been satisfied or (ii) at any time on or after February 20, 2002 and at or before the Expiration Date (or thereafter in relation to any condition dependent upon receipt of necessary government approvals), any of the following events shall occur:

         (a) there shall be any action taken or any statute, rule, regulation, interpretation, judgment, order or injunction threatened, sought, entered, proposed, enacted, enforced, promulgated, amended, issued or deemed or become applicable pursuant to which any statutory, charter or contractual provision would prohibit, restrict or delay (1) the Offer or (2) a merger between Everest Acquisition and EuroWeb after consummation of the Amended Offer upon compliance with the procedural requirements of Section 251 or 253, as the case may be, of the DGCL;

          (b) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, capitalization, stockholders' equity, condition (financial or otherwise), operations, prospects, licenses, franchises, permits, permit applications, results of operations or other elements of the business of EuroWeb or any of its subsidiaries that is materially adverse, or Everest Acquisition shall have become aware of any fact that has or may have material adverse significance with respect to either the value or liquidity of EuroWeb or any of its subsidiaries or the value of the shares to Everest Acquisition (a "Material Adverse Effect");

          (c) there shall be threatened, instituted or pending any action, proceeding or application before any court, government or governmental authority or other regulatory or administrative agency or commission, domestic or foreign, (1)(A) challenging or seeking to make illegal, to delay or otherwise directly or indirectly to restrain or prohibit the making of the Amended Offer, the acceptance for payment of, or payment for, some or all the shares by Everest Acquisition, Pansource, KPN Telecom, KPN or any other affiliate of KPN or the consummation by Everest Acquisition, Pansource, KPN Telecom, KPN or any other affiliate of KPN of a merger or other business combination with EuroWeb,
               (B) seeking to obtain damages in connection therewith or (C) otherwise directly or indirectly relating to the transactions contemplated by the Amended Offer or any such merger or business combination, (2) seeking to prohibit the acquisition, ownership or operation by Everest Acquisition, Pansource, KPN Telecom, KPN or any other affiliate of KPN of all or any portion of their or EuroWeb's business or assets (including the business or assets of their respective affiliates and subsidiaries), or to compel Everest Acquisition, Pansource, KPN Telecom, KPN or any other affiliate of KPN to dispose of or hold separately all or any portion of their or EuroWeb's business or assets (including the business or assets of their respective affiliates and subsidiaries) or seeking to impose any limitation on the ability Everest Acquisition, Pansource, KPN Telecom, KPN or any other affiliate of KPN to conduct their respective businesses or own such assets (including the business or assets of their respective affiliates and subsidiaries), (3) seeking to impose or confirm limitations on the ability of Everest Acquisition, Pansource, KPN Telecom, KPN or any other affiliate of KPN effectively to exercise full rights of ownership of the shares, including, without limitation, the right to vote any shares acquired by any such person on all matters properly presented to EuroWeb's stockholders, (4) seeking to require divestiture by Everest Acquisition, Pansource, KPN Telecom, KPN or any other affiliate of KPN of any shares, (5) seeking any material diminution in the benefits expected to be derived by Everest Acquisition, Pansource, KPN Telecom, KPN or any other affiliate of KPN as a result of the transactions contemplated by the Amended Offer or any other business combination with EuroWeb (including without limitation by restricting or reducing such entities' access to the assets and businesses of EuroWeb, reducing or impairing the assets of EuroWeb, impairing or impeding the ability of such entities to effect the transactions described in the Offer to Purchase under "Purpose and Structure of the Offer; Plans for EuroWeb" or increasing the liabilities assessed against or required to be assumed by such entities), (6) that otherwise might materially adversely affect Everest Acquisition, Pansource, KPN Telecom, KPN or any other affiliate of KPN or the value of the shares, (7) having a Material Adverse Effect, or (8) seeking to impose any condition to the Amended Offer unacceptable to Everest Acquisition, Pansource, KPN Telecom or KPN;

          (d) there shall be any action taken or any statute, rule, regulation, interpretation, judgment, order or injunction sought, entered, proposed, enacted, enforced, promulgated, amended, issued or deemed or become applicable or asserted to be applicable (1) to Everest Acquisition, Pansource, KPN Telecom, KPN or any other affiliate of KPN or (2) to the Amended Offer, the transactions contemplated by the Amended Offer or any other merger or business combination by Everest Acquisition, Pansource, KPN Telecom, KPN or any other affiliate of KPN with EuroWeb, that might directly or indirectly result in any of the consequences referred to in clauses (1) through (8) of paragraph (c) above, including any determination or assertion that a filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is required;

          (e) there shall have occurred (1) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (2) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Hungary, (3) any limitation (whether or not mandatory) by any governmental authority or agency on, or other event which might materially adversely affect the extension of credit by banks or other lending institutions, (4) commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States or Hungary, (5) a material change in United States dollar or any other currency exchange rates or a suspension of, or limitation on, the markets therefor, (6) any change in the general political, market, economic or financial conditions in the United States, Hungary or other jurisdictions in which EuroWeb does business that could have a Material Adverse Effect, (7) any act of terrorism after the date of the Offer to Purchase, that results in a disruption or adverse change in international financial or credit markets or that is followed by a decline of 5% or more in the day, or in the week, after the act of terrorism in any of the Dow Jones Industrial Average, the Standard & Poor's Index or the Nasdaq Stock Market Composite Index, or (8) in the case of any of the foregoing existing on the date of the Offer to Purchase, a material acceleration or worsening thereof;

          (f) EuroWeb or any of its subsidiaries, joint ventures or partnerships or other affiliates, directors or officers shall have (1) altered or proposed to alter any material term of any outstanding security, (2) purchased or otherwise acquired or proposed to purchase or otherwise acquire or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, any outstanding shares or other securities or other equity interests, (3) issued, distributed, pledged or sold, or authorized or proposed the issuance, distribution, pledge or sale of, additional shares, other than shares issued or sold upon the exercise or conversion (in accordance with the publicly disclosed terms thereof) of employee stock options or warrants outstanding on December 31, 2001, shares of any other class of capital stock or other equity interests, other voting securities, debt securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, (4) declared, paid or proposed to declare or pay any cash dividend or other distribution on any shares of capital stock of EuroWeb, (5) altered or proposed to alter any material term of any outstanding security or material contract, permit or license, (6) incurred, agreed to incur or announced its intention to incur any debt otherwise than in the ordinary course of business consistent with past practice, (7) authorized, recommended, proposed, publicly announced its intent to enter or entered into an agreement with respect to any merger, consolidation, recapitalization, liquidation, dissolution, business combination, acquisition of assets, disposition of assets, release or relinquishment of any material contractual or other right of EuroWeb or any of its subsidiaries or any comparable event not in the ordinary course of business, (8) authorized, recommended, proposed or entered into, or announced its intention to authorize, recommend, propose or enter into, any agreement or arrangement with any person or group that could adversely affect either the value of EuroWeb or any of its subsidiaries, joint ventures or partnerships or the value of the shares to Everest Acquisition, (9) entered into any new employment, change in control, severance, executive compensation or similar agreement, arrangement or plan with or for one or more of its employees, consultants or directors, or entered into or amended, or made grants or awards pursuant to, any agreements, arrangements or plans so as to provide for increased benefits to one or more employees, consultants or directors, whether or not as a result of or in connection with the transactions contemplated by the Amended Offer, (10) interpreted the terms and conditions of outstanding options and warrants relating to EuroWeb in a manner not satisfactory to Everest Acquisition, (11) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended) of EuroWeb or any of its subsidiaries, or Everest Acquisition shall have become aware of any such action that was not previously disclosed in publicly available filings, (12) taken any action to enter, amend, terminate or extend the term of any labor or collective bargaining agreement or (13) amended or authorized or proposed or recommended any amendment to their respective certificates of incorporation or bylaws or similar organizational documents, or Everest Acquisition shall become aware that EuroWeb or any of its subsidiaries shall have proposed, adopted or recommended any such amendment that shall not have been previously disclosed;

          (g) a tender or exchange offer for any shares shall be made or publicly proposed to be made by any other person (including EuroWeb or any of its subsidiaries or affiliates) or it shall be publicly disclosed or Everest Acquisition shall otherwise have learned that (1) any person, entity (including EuroWeb or any of its subsidiaries) or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of any class or series of capital stock of EuroWeb (including the shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of EuroWeb (including the shares) other than acquisitions for bona fide arbitrage purposes only and except as disclosed in a
               Schedule 13D or Schedule 13G on file with the SEC before the date of the Offer to Purchase, (2) any such person, entity or group that, before the date of the Offer to Purchase, had filed such a Schedule with the SEC has acquired or proposes to acquire, through the acquisition of stock, the formation of a group or otherwise, beneficial ownership of an additional 1% or more of any class or series of capital stock of EuroWeb (including the shares), or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of an additional 1% or more of any class or series of capital stock of EuroWeb (including the shares), (3) any person, entity or group shall enter into a definitive agreement or an agreement in principle or make a proposal with respect to a tender offer or exchange offer or a merger, consolidation or other business combination or sale of assets (other than in the ordinary course of business) with or involving EuroWeb or any of its affiliates or subsidiaries, (4) any new group was, or is, formed that beneficially owns more than 5% of the outstanding shares, or (5) any person shall file a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or make a public announcement reflecting an intent to acquire EuroWeb or any assets or securities of EuroWeb;

         (h) EuroWeb and Everest Acquisition shall have reached an agreement or understanding that the Amended Offer be terminated or amended, or Everest Acquisition, Pansource, KPN Telecom, KPN or any of their respective affiliates shall have entered into a definitive agreement or an agreement in principle to acquire EuroWeb by a merger or other business combination or the purchase of stock or assets of EuroWeb; or

          (i) any approval, permit, authorization, consent or other action or non-action of any domestic, foreign or supranational governmental, administrative or regulatory agency, authority, tribunal or third party that is necessary to consummate the Amended Offer or any subsequent merger (or to operate the business of EuroWeb thereafter) shall not have been obtained on terms satisfactory to Everest Acquisition, which in any such case, and regardless of the circumstances (including any action or inaction by Everest Acquisition or any of its affiliates) giving rise to any such condition, makes it inadvisable to proceed with the Amended Offer and/or with such acceptance for payment or payment or any subsequent merger;

that, in the reasonable judgment of Everest Acquisition with respect to each and every matter referred to above, makes it inadvisable to proceed with the Amended Offer and/or with such acceptance for payment of or payment for shares.

     The foregoing conditions are for the sole benefit of Everest Acquisition and may be asserted by Everest Acquisition regardless of the circumstances giving rise to any such conditions or may be waived by Everest Acquisition in whole or in part, at any time and from time to time prior to the Expiration Date (or thereafter, subject to applicable law). The failure by Everest Acquisition at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the Expiration Date (or thereafter, subject to applicable law). Any reasonable determination by Everest Acquisition concerning any condition or event described in this section shall be final and binding upon all parties. Everest Acquisition will not, however, waive the Minimum Condition if the effect of such waiver would permit Everest Acquisition to purchase less than a majority of the outstanding shares that KPN does not already own.

     A public announcement will be made of a material change to, or waiver of, such condition, and the Amended Offer may, in certain circumstances, be extended in connection with any such change or waiver. All conditions must be satisfied or waived prior to the commencement of any subsequent offering period.

     14.  Legal Matters

     Litigation. On February 25, 2002, Suan Investments Inc. and on March 5, 2002, Laurence Paskowitz each filed a complaint in the Delaware Court of Chancery against EuroWeb, KPN, Everest Acquisition, Pansource and the directors of EuroWeb. These actions were brought individually and as a putative class action on behalf of all holders of EuroWeb shares other than the defendants and persons related to or affiliated with the defendants. The complaints generally allege that:

o    the Offer price is inadequate and

o KPN, Everest Acquisition and Pansource did not make full and candid disclosure in the Schedule TO they filed with the SEC on February 20, 2002 in connection with the Offer,

and as a result the Offer was made in breach of fiduciary duties. The lawsuit seeks, among other things, to recover unspecified damages and costs and to enjoin or rescind the transactions contemplated by the Offer to Purchase.

     On March 19, 2002, the parties to the litigation entered into a Memorandum of Understanding under which they agreed in principle, subject to certain qualifications, to settle the actions described above in connection with the KPN Entities' willingness to increase the consideration per share offered to holders of EuroWeb common stock from $2.25 to $2.70. Both parties agreed (i) to use reasonable efforts to agree upon and execute an appropriate stipulation of settlement and other documentation required to obtain final court approval of the settlement and dismissal of the actions, (ii) that the defendants would be entering into the stipulation solely to avoid the burden, risk and expense of further litigation, and that they deny and continue to deny having committed or attempted to commit any violations of law or breaches of any duty of any kind,
(iii) to present the settlement to the court for hearing and approval as soon as reasonably practicable following notice to class members, (iv) that pending court approval of the settlement described in the stipulation, the class members would be barred and enjoined from participating in any manner in any action asserting the settled claims against the defendants, (v) that the actions will be stayed pending submission of the proposed settlement to the court and (vi) that counsel for the parties will enter into documentation required to effectuate these agreements.

     15.  Miscellaneous

     If the Offer and a subsequent merger are consummated, the transactions will cause Everest Acquisition to own 100% of the net book value of EuroWeb, which was $24,475,553 as of September 30, 2001.

     Everest Acquisition, Pansource, KPN Telecom and KPN have filed with the SEC a Tender Offer Statement on Schedule TO, and amendments thereto, pursuant to Rule l4d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Amended Offer, and may file further amendments thereto. Such Schedule TO includes within it the information required by the SEC's Schedule 13E-3 relating to "going private" transactions. Such Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the principal office of the SEC in Washington, D.C. in the manner set forth in Section 10 of the Offer to Purchase.

Except as otherwise set forth in this Supplement and in the revised (green) Letter of Transmittal, the terms and conditions previously set forth in the Offer to Purchase remain applicable in all respects to the Amended Offer, and this Supplement should be read in conjunction with the Offer to Purchase.


                                                      EVEREST ACQUISITION CORP.


March 20, 2002

     Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for shares and any other required documents should be sent or delivered by each stockholder of EuroWeb or his broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:


                        The Depositary for the Offer is:

                          Mellon Investor Services LLC

         By Mail:                        By Hand:                   By Overnight Delivery:

ellon Investor Services LLC    Mellon Investor Services LLC      Mellon Investor Services LLC
   Post Office Box 3301          120 Broadway, 13th Floor     85 Challenger Road- Mail Drop-Reorg
South Hackensack, NJ 07606          New York, NY 10271             Ridgefield Park, NJ 07660
   Attn: Reorganization            Attn: Reorganization         Attn: Reorganization Department
        Department                      Department

           By facsimile transmission (For Eligible Institutions Only):
                                 (201) 296-4293

                 Confirm receipt of facsimile by telephone only:
                                 (201) 296-4860

     Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers listed below. Additional copies of this Supplement, the Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent, and will be furnished promptly at Everest Acquisition's expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                     The Information Agent for the Offer is:

                              D.F. King & Co., Inc.
                                 77 Water Street
                               New York, NY 10005
                 Banks and Brokers Call Collect: (212) 269-5550
                    All Others Call Toll-Free: (800) 659-5550